March 28, 2007

UNITED STATES SECURITIES
                AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Jennifer Goeken

By Fax: 202-772-9368
Original Follows By Mail

Dear Ms. Goeken:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2006
Filed June 30, 2006
File No. 001-32468

Further to your letter of March 15, 2007, we have incorporated our responses to each of the SEC comments below.

We will make the necessary changes to our Form 20-F no later than April 30, 2007 and forward it to you with the changes blacklined.

In connection with our response to the SEC comments, Mountain Province Diamonds Inc. (the "Company") acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario M5H 2Y4
Tel: (416) 361-3562 Fax: (416) 603-8565
www.mountainprovince.com

Ms. Jennifer Goeken	Page 2
March 28, 2007

Form 20-F for the Fiscal Year Ended March 31, 2006 filed on June 30, 2006

Reconciliation to United States generally accepted accounting principles
("US GAAP"). page F-18
(a) Mineral properties and deferred exploration costs

1.     We note your statement that the "Company also expenses mineral property acquisition costs for US GAAP purposes." Refer to the guidance set forth by EITF 04-2, which indicates in paragraph nine that "mineral rights, as defined in this Issue, are tangible assets, and accordingly, an entity should account for mineral rights as tangible assets." Please confirm to us that you will comply with this guidance for US GAAP reconciliation purposes with regard to mineral rights, defined by EITF 04-2, "as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits," in the future or otherwise advise.

RESPONSE: We will comply.

Exhibits 12.1 and 12.2

2.     We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Form 20-F for the exact text of the required Section 302 certifications, and confirm to us that you will revise the applicable exhibits in your future filings as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/coprfin/faqs/soxact2002.htm.

RESPONSE: We will revise the applicable exhibits in our future filings as appropriate. We also note your comment that there is no provision to identify the position held by the certifying officer.

Form 20-F for the Fiscal Year Ended March 31, 2006 filed on August 17, 2006 – General

3.     We note that you filed your annual report under the cover of the Form 20-F. Since the Form 20-F requires certain of the information specified in Parts I, II and III, it appears that not all of the required information is included within this filing. Please tell us why you filed a new Form 20-F on this date subsequent to the Form 20-F referenced above.

RESPONSE: The Mountain Province Diamonds Inc. Annual Report was filed under Form 20-F in error by a third party contracted to do the Company’s EDGAR filings.

Engineering Comments

Form 20 - F for the fiscal year ending March 31, 2006
General

4.     Please correct the commission file number.

RESPONSE: We will do so with future filings and any revised filing for the March 31, 2006 Form 20-F.

Ms. Jennifer Goeken	Page 3
March 28, 2007

5.     We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20 - F, File No. 001-32468. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

RESPONSE: We will comply and ensure that the cautionary language appears together with any and all references to measured, indicated and inferred resources.

6.     If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

RESPONSE: We will comply and ensure that the cautionary language accompanies any reference to properties on which we have no right to explore or mine.

7.     You refer to a desktop study throughout the filing. Please define within the filing, the criteria for this desktop study, the assumptions used, parameters developed, and the accuracy level this estimate achieved. Apparently this study allows the company to make estimates of operating costs, capital requirements, and production forecasts. Foreword to our engineer the mine plan estimates, processing costs, revenue projections, capital and operating costs estimates developed for this study. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

RESPONSE: We will comply and include the criteria used in the desktop study. We will forward a copy of the desktop study to your engineer. At present we only have a hard copy of the desktop study, which is lengthy, but we have requested a copy on CD from our operating partner, De Beers Canada, and will forward it as soon as we receive it.

No Proven Reserves, page 4

8.     We note that the Joint Venture completed a pre-feasibility study technical study in 2005. Please forward to our engineer as supplemental information and not as part of the registration statement, summary information that establishes the legal, technical and economic feasibility of the materials designated as reserves or resources, as required by Section C of. SEC's Industry Guide 7. This includes:

Ms. Jennifer Goeken	Page 4
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  Property and geologic maps

  Description of your sampling and assaying procedures

  Drill-hole maps showing drill intercepts

  Representative geologic cross-sections and drill logs

  Description and examples of your cut-off calculation procedures

  Cutoffs used for each category of reserve and resource

  Justifications for the chill hole spacing used at various classification levels

  A detailed description of your procedures for estimating "reserves"

  Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a prepaid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

RESPONSE: A CD containing the full 2005 pre-feasibility technical study will be sent to your engineer.

9.     Given the status of your properties, please include risk factor disclosure that addresses the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

  The limited amount of drilling completed to date.

  The process testing is limited to small pilot plants and bench scale testing.

  The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

  The preliminary nature of the mine plans and processing concepts.

  The resulting preliminary operating and capital cost estimates.

  Metallurgical flow sheets and recoveries are in development.

  The history of pre-feasibility studies typically underestimating capital and operating costs.

  RESPONSE: We will comply and include the risk factor disclosure suggested.

  Acquisition - Joint Venture Ageement. Page 16

  10.     Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.

Ms. Jennifer Goeken	Page 5
March 28, 2007

  We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  Graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  The title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

  RESPONSE: We will comply and include the map data requested.

  11.     Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to the property, including the mode of transportation utilized to and from the property.

  Any conditions that must be met in order to obtain or retain title to the property.

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The total costs incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property.

  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin.forms/industry.htm#secguide7.

  RESPONSE: We will comply and include the information requested.

  12.     Disclose the following information for each of your properties:

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March 28, 2007

    The nature of the company's ownership or interest in the property.

    A description of all interests in the properties, including the terms of all underlying agreements.

    An indication of whether the milling claims are State or Federal claims.

    Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

    The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

    The area of the claims, either in hectares or acres.

  Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

  RESPONSE: We will comply and include the information requested.

  Hearne pipe, page 21

  13.     With the passage of National Instrument 43-101 in Canada, disclosure using non- SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101 or you may need to remove disclosure of the related estimates. Please state the resources estimates found in Table 5, 6, and other locations within the filing conform to National Instrument 43-101 and state these estimates appropriately. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader. Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.

  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

  Before the Inferred Resource table, insert the following including the indenting and bolding:

  Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

  This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in. rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

  RESPONSE: We will comply and insert the cautionary language requested.

  14.     Please provide as supplemental information, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Ms. Jennifer Goeken	Page 7
March 28, 2007

  RESPONSE: We will comply and provide the written consents requested.

  We appreciate all of the SEC’s comments with respect to our March 31, 2006 Form 20-F and will incorporate them into a revised version as well as future filings. Please let us know if you have any further comments once you have reviewed our responses as above, and other information that will follow under separate cover.

  Yours truly,

  /s/ Jennifer Dawson
  Jennifer Dawson
  Chief Financial Officer and Corporate Secretary

  c.c. Patrick Evans, President & CEO